Via Facsimile and U.S. Mail
Mail Stop 6010

December 5, 2005

Mr. William Borne
Chief Executive Officer and
Chairman of the Board
Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, LA 70816

Re: Amedisys, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 17, 2005
Form 10-Q for the Period Ended September 30, 2005
Filed November 9, 2005
File No. 000-24260

Dear Mr. Borne:

        We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 27

Critical Accounting Policies, page 32

1. Please provide us with the following, as if you had disclosed it in your filing:

    a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual and reimbursement adjustments that you recorded during the current period. For example, for 2004, this amount would represent the amount of the difference between estimates of these adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

    b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

    c. Disclose in a comparative tabular format, the aging of accounts receivable, by payor class. The aging schedule may be based on management's own reporting criteria (i.e., unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification.

    d. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

    e. State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

    f. Disclose the days sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

Medicare Revenue Recognition, page 32

2. Please provide us with disclosures that would have indicated the amount of revenue related to episodes not completed as of the latest balance sheet and the

impact that reasonably likely changes in the Medicare reimbursement rates would
have had on your financial results, as you disclosed that the impact of such a
change could be material.

Item 9A. Controls and Procedures, page 41

Management's Annual Report on Internal Control over Financial Reporting, page 41

3. Regarding the acquisitions excluded from the scope of the evaluation, please
provide us with disclosures that would have elaborated on their significance to
your consolidated financial statements, not just to total net service revenues.
Please refer to the answer to Question 3 of the *Division of Corporation Finance:
Frequently Asked Questions – Management's Report on Internal Control over
Financial Reporting* ….

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, F-6

4. Please tell us how considering changes in your Medicare liabilities as a financing
activity is appropriate, including how it complies with paragraphs 18 through 20
of SFAS 95. Based on your disclosures in Note 12, it is unclear why they should
not have been considered to be an operating activity, as contemplated by
paragraphs 22 through 24.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Part I – Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

2. Revenue Recognition, page 6

Hospice Revenue Recognition, page 8

5. While you have disclosures about impatient day limits and hospice cap amounts
and periods, please provide us with revisions to your accounting policy disclosure
that would have described how your recognition of revenue considers these limits
and caps in ensuring that the revenue is recoverable and recognized as the
services are rendered.

6. Please tell us why it is appropriate to offset nursing home costs by nursing home
revenue and include the net amount in direct hospice care expenses and cite the
supporting, authoritative literature.

7. Acquisitions, page 10

2005 Acquisitions, page 10

7. For the Housecall acquisition, please provide us the pro forma disclosures described in paragraphs 58(b) and, if applicable, 58(c) of SFAS 141, as if you had provided them in the filing. In addition, for the acquisitions from both Housecall and Tenet, please provide us disclosures that would have described the factors that contributed to the recognition of goodwill, as required by paragraphs 58(a) and 51(b) of SFAS 141.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

for Jim B. Rosenberg
Senior Assistant Chief
Accountant